UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Third Quarter 2011 Earnings

Monterrey, Mexico, October 26, 2011 –Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited results for the third quarter of 2011 today.1

OMA’s third quarter 2011 results reflect the recovery of passenger traffic volumes, which rose 1.9% in the quarter. Aeronautical revenues increased reflecting the revision of maximum rates at the end of 2010. Non-aeronautical revenues also continued to grow, as a result of OMA’s commercial and diversification initiatives.

3Q11 Highlights

■	Passenger traffic increased 1.9% to 3.2 million in 3Q11; domestic traffic increased 3.3% while international traffic decreased 6.9%.

■	The sum of aeronautical and non-aeronautical revenues grew 13.7%. Total revenues, including construction revenues, increased 1.5% to Ps. 686 million.

■	Aeronautical revenues increased 12.3% as the result of the growth in passenger traffic and the increase in passenger charges and aeronautical services tariffs.

■
Non-aeronautical revenues increased 18.5% as the result of commercial initiatives, a new advertising agreement, actions to diversify revenue, and the opening of new commercial spaces in Terminal B in Monterrey.

■	The NH T2 hotel in the Mexico City International Airport had an occupancy rate of 85.3%, as compared to 70.7% in 3Q10.

■	Aeronautical revenues per passenger increased 10.2% and non-aeronautical revenues per passenger grew 16.3%. The Monterrey airport contributed 49.0% of aeronautical and non-aeronautical revenues.

____________________________________
1 Unless otherwise stated, all references are to the third quarter of 2011 (3Q11), and all percentage changes are with respect to the same period of the prior year.  The exchange rate used to convert foreign currency amounts was Ps. 13.8772 per U.S. dollar.

■
Costs and general and administrative expenses decreased 22.9% to Ps. 302 million, principally as a result of a provision for doubtful accounts for the airlines of Grupo Mexicana de Aviación registered in 3Q10.

■
Adjusted EBITDA2 was Ps. 339 million in 3Q11, an increase of 111% as compared to Ps. 161 million in 3Q10, with an Adjusted EBITDA margin of 52.4%. The Adjusted EBITDA margin reflects OMA’S efforts to sustain cash flow generation.

■
Consolidated net income increased 57.1% to Ps. 139 million, principally because of the growth in revenues and the effect of the Grupo Mexicana provision in 3Q10. Earnings per share were Ps. 0.35, or US$0.21 per American Depositary Share (ADS).

■	Capital expenditures were Ps. 114 million in 3Q11.

____________________________________
2 Adjusted EBITDA excludes the non-cash maintenance provision and construction revenue and construction expense.  OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report as well as in the Notes.

Operating Results

Passenger Traffic, flight operations, and cargo volumes

The total number of flight operations (takeoffs and landings) decreased 1.4%, to 84,169 operations. Domestic flight operations decreased 0.7%, and international operations increased 6.4%.

Total passenger traffic increased 1.9% (+58,077) terminal passengers).

Traffic increased in the airports of Monterrey (+3.3%), Tampico (+23.9%), Mazatlán (+10.2%), Ciudad Juárez (+7.4%), and Torreón (+14.0%). (See Annex Table 1, Passenger Traffic). Interjet, Magnicharter, Volaris, VivaAerobus, American Airlines, Grupo Aeroméxico, and general aviation all saw increases in passenger volumes. The Acapulco (-20.6%), Chihuahua (-10.4%), and Zihuatanejo (-11.6%) airports had the largest decreases.

Of total passenger traffic, 87.2% was domestic, and 12.8% was international. Commercial aviation accounted for 96.9% of passenger traffic and general aviation 3.1%. Monterrey generated 49.6% of passenger traffic, Culiacán 8.7%, and Chihuahua 7.0%.

Domestic traffic volumes increased 3.3%.

Nine airports had increases in domestic traffic. Monterrey (+5.0%) had increases on the routes to Mexico City and Cancún. Tampico (+26.0%) had increases on the routes to Mexico City and Monterrey.  Ciudad Juárez (+4.9%), Torreón (+16.7%), and Mazatlán (+10.6%) all had increased traffic on their Mexico City routes.

Four airports saw decreases in domestic traffic, with the largest decreases in Chihuahua (-11.3%) and Acapulco (-15.8%). The reduction in domestic traffic in these airports was principally on the routes to Mexico City, Guadalajara, and Toluca.

Airlines opened three new domestic routes during the quarter and closed eight routes, as shown below.

International traffic decreased 6.9%.

Six airports had increases in international traffic. The most significant increases were in Mazatlán (+9.2%) and Tampico (+6.1%).  Mazatlán benefited from increased traffic on the Dallas route. Tampico had an increase on the Houston route.

Seven airports had reductions in international passenger traffic, with the most significant decreases in Monterrey (-5.3%), Acapulco (-52.0%), and Zihuatanejo (-29.2%). The affected routes were those to Houston, Miami, and New York. Routes to those destinations operated for all of 3Q10 but only part of 3Q11.

Two international routes opened in the quarter.

Air Cargo volumes decreased 6.6%. Of total air cargo volume, 61.2% was domestic and 38.8% was international.

Non-aeronautical and commercial operations

During 3Q11, we continued to increase and improve the commercial offering and passenger services available in our airport terminals. Forty-seven new retail, advertising, passenger service, and time-share services operations opened in ten airports, improving our services.  The occupancy rate of our commercial space increased to 92%, as a result of the initiatives to achieve steady growth of commercial revenues.

Airport	Type	Quantity	Opening date
Acapulco	Time Share	1	Jul-2011
Ciudad Juárez	Passenger service	1	Jul-2011
Monterrey	Advertising	9	Jul-2011
Monterrey	Retail*	8	Jul-2011
San Luis Potosí	Retail	1	Ago-2011
Monterrey	Retail	4	Ago-2011
Monterrey	Advertising	1	Ago-2011
Zacatecas	Retail	1	Ago-2011
Reynosa	Retail	1	Ago-2011
Tampico	Retail	1	Ago-2011
Monterrey	Advertising	1	Sep-2011
Culiacán	Advertising	1	Sep-2011
Chihuahua	Advertising	1	Sep-2011
Ciudad Juárez	Advertising	1	Sep-2011
Torreón	Advertising	1	Sep-2011
Acapulco	Advertising	1	Sep-2011
Tampico	Retail	1	Sep-2011
Reynosa	Retail	2	Sep-2011
Monterrey	Retail	2	Sep-2011
Culiacán	Passenger service*	1	Sep-2011
Chihuahua	Passenger service*	1	Sep-2011
Ciudad Juárez	Passenger service*	1	Sep-2011
Monterrey	Passenger service*	3	Sep-2011
Reynosa	Passenger service*	1	Sep-2011
Tampico	Passenger service*	1	Sep-2011
Torreón	Passenger service*	1	Sep-2011

NH Terminal 2 Hotel Operations

The NH T2 hotel in Mexico City had an average occupancy rate of 85.3%, as compared to 70.7% in 3Q10. The occupancy rate of the hotel continued to increase as a result of advertising and marketing initiatives. The average room rate was Ps. 1,330 per night, as compared to Ps. 1,153 in 3Q10.

Financial Results

Revenues

Total revenues increased 1.5% to Ps. 686 million. The sum of aeronautical and non-aeronautical revenues increased 13.7%. The increase in aeronautical revenues was the result of the increase in passenger traffic and the increase in passenger charges and tariffs for airport services effective April 2011. Non-aeronautical revenues rose 18.5%, principally because of the increased occupancy rate of the NH T2 hotel and the commercial initiatives and advertising in our airports.

In 3Q11, non-aeronautical revenues were 23.1% of total aeronautical and non-aeronautical revenues. In 2006, when OMA carried out its IPO, non-aeronautical revenues were only 18.8% of the total.

The Monterrey airport contributed 49.0% of the Ps. 646 million in aeronautical and non-aeronautical revenues, Culiacán 8.1%, and Chihuahua 6.9%.

Construction revenues were Ps. 40 million, which is the value of improvements to concessioned assets made during the quarter, compared to Ps. 108 million in 3Q10. (See Notes.)

Aeronautical revenues increased 12.3% to Ps. 497 million. Domestic passenger charges increased 21.6% as a result of tariff increases and increased traffic. However, international passenger charges decreased 1.6% as a result of lower international traffic. Aeronautical revenue per passenger increased 10.2% to Ps. 157.3 from Ps. 142.7 in 3Q10.

Non-aeronautical revenues increased 18.5%, largely because of an increase in NH T2 hotel revenues and commercial and advertising initiatives in 10 of our airports.

NH T2 hotel revenues increased 36.2% to Ps. 37 million. Room rental was 80.3% of hotel revenues, food and beverages 16.1%, and other services 3.6%.

Other non-aeronautical revenue line item increases were recorded in advertising (+67.3%), other commercial revenues (+24.6%), car rental (+15.2%), and OMA Carga (+13.0%).

Monterrey contributed 57.6% of non-aeronautical revenues, the NH T2 hotel 25.0%, Mazatlán 7.8%, and Chihuahua 5.8%.

Non-aeronautical revenue per passenger increased 16.3% to Ps. 47.3 from Ps. 40.7 in 3Q10. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 11.5% to Ps. 35.5.

Costs and operating expenses

Total cost of services and general and administrative expenses decreased 22.9%, principally because of the provision for doubtful accounts resulting from the suspension of operations of Grupo Mexicana registered in 3Q10.

Construction costs are equal to construction revenues, and represent improvements and additions to concessioned assets carried out during the quarter.

The Airport concession tax increased from 3Q10 because of the growth in revenues; this tax is equal to 5% of gross revenues.

The technical assistance fee increased 89.5%, as a result of the decrease in EBITDA generated by the airports. This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance.  The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Depreciation and amortization increased 9.5%, as a result of increased investments, particularly for checked baggage screening equipment.

Total costs and expenses in 3Q11 were Ps. 429 million, a decrease of 25.0%.

During 3Q10, OMA recorded a provision for Ps. 145 million for doubtful accounts, included in other costs, as a result of the bankruptcy of the airlines of Grupo Mexicana; the provision was equal to 100% of our exposure.

EBITDA, Adjusted EBITDA, and Operating Income

EBITDA was Ps. 297 million in 3Q11. The increase as compared to 3Q10 was principally because of the increased revenues and the Grupo Mexicana provision for doubtful accounts recorded in 3Q10.

Adjusted EBITDA was Ps. 339 million in 3Q11, an increase of 111.3% as compared to 3Q10. The Adjusted EBITDA margin was 52.5%.

OMA calculates Adjusted EBITDA, which further adjusts EBITDA for the maintenance provision, construction revenue, and construction expense, as shown in the table below. The Adjusted EBITDA margin is calculated against the sum of aeronautical and non-aeronautical revenues.

Operating income was Ps. 257 million, and the operating margin was 37.4%.

Financing expense and taxes

Comprehensive financing expense was Ps. 58 million in 3Q11, compared to Ps. 17 million in 3Q10. The increase reflects the treatment of interest expense for the construction of the Monterrey Terminal B. During the 2010 period, interest was capitalized as the project was completing the construction phase. In addition, there was an exchange loss of Ps. 37 million in 3Q11 resulting from the effect of the depreciation of the peso on the dollar-denominated loan to finance the acquisition of checked baggage screening equipment.

In July 2011, OMA completed the placement of Ps. 1,300 million 5-year peso-denominated bonds (Certificados Bursátiles) in the domestic market at an interest rate of 28-day TIIE plus 70 basis points. The issuance was rated mxAA+ by Standard & Poor’s and AA(mex) by Fitch Ratings. OMA repaid loans for Ps. 1,006 million with a portion of the proceeds. The balance is expected to be used to fund committed investments under OMA’s Master Development Program for its 13 airports, as well to make strategic investments.

This is the first issuance of Notes by any of the Mexican airport groups.  The transaction will lower OMA’s cost of debt and improve its cash flow; the debt that was repaid had an average cost of TIIE plus 400 basis points.

Income tax provision increased as compared to 3Q10. At the end of 2010, the Company had new projections for future earnings based on the maximum tariffs authorized in December 2010 for estimating the calculation of deferred taxes. The result was a lower deferred tax liability for 2010.

Net Income

Consolidated net income was Ps. 139 million, as compared to Ps. 88 million in 3Q10. The increase resulted principally from higher revenues and the effect of the Grupo Mexicana provision recorded in 3Q10.

Net income of controlling interest was Ps. 139 million, as compared to Ps. 89 million in 3Q10.

Earnings per share were Ps. 0.35, and earnings per ADS were US$0.21 per ADS, above the levels of 3Q10. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital expenditures

During 3Q11, capital expenditures were Ps. 114 million, including Master Development Plan (MDP) investments, checked baggage screening equipment, and strategic investments.

The most important investments during the third quarter were:

■	Expansion and remodeling of the Chihuahua airport terminal.

■	Investments in the Reynosa airport runway, in preparation for installation of an ILS 1 instrument landing system.

■	Rehabilitation of the Zihuatanejo runway.

■	Rehabilitation of the asphaltic carpet of the Culiacán runway.

■	Acquisition of the checked baggage screening equipment and systems for Zihuatanejo and Monterrey terminals A and B.

■	Design, construction, and installation of equipment and systems for the checked baggage screening system for the Monterrey and Zihuatanejo airports.

■	Rehabilitation of the commercial aviation platform in Culiacán.

■	Expansion of Terminal C in Monterrey.

Cash flow statement

During the first nine months of 2011, operating activities generated cash of Ps. 469 million compared to Ps.420 million during the prior year period. The increase was principally because of increased revenues and improved working capital management in the 2011 period.

As of September 30, 2011, the balance sheet had a total of Ps. 1,507 million in long term debt, of which Ps. 1,300 million was the 5-year Notes that OMA placed in the domestic market in July 2011, at an interest rate of 28-day TIIE plus 70 basis points. OMA used part of the proceeds to prepay Ps. 1,006 in debt.

Of the Ps. 1,507 million in long term debt, Ps. 428 million net were an inflow in the first nine months of the year. These resources were principally used to finance capital expenditures.

Investment activities used cash of Ps. 258 million.

Dividend payments during the first nine months of 2011 were Ps. 299 million.

OMA had a net increase in cash of Ps. 257 million during the first nine months of 2011, with a balance of cash and cash equivalents of Ps. 570 million as of September 30, 2011. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent developments

Second quarterly payment of 2010 dividend: On October 17, 2011, the second quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 14, 2011 was paid. The amount was Ps.0.25 per share.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on October 27, 2011 at 10:00 am Eastern time, 9:00 am Mexico City time.

The conference call is accessible by calling 1-877-941-4775 toll-free from the U.S. or 1-480-629-9761 from outside the U.S. The conference ID is 4481582. A taped replay will be available through November 3, 2011 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Annex Table 6

Notes to the financial information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” Results for 2010 have been reformulated in accordance with IFRS.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. OMA’s depositary bank is Bank of New York Mellon. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period.  As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA and Adjusted EBITDA: OMA defines EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization. EBITDA is equivalent to the concept UAFIDA in Mexico. OMA defines Adjusted EBITDA as EBITDA minus construction revenue plus construction expense and maintenance provision. Neither EBITDA nor Adjusted EBITDA should be considered as alternatives to net income, as indicators of our operating performance, or as alternatives to cash flow as indicators of liquidity. Our management believes that EBITDA and Adjusted EBITDA provide useful measures of our performance that are widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

IAS 34 “Interim Financial Reporting”:  This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS)

In January 2009, the National Banking and Securities Commission (CNBV) published amendments to its Circular for Issuers to make mandatory the presentation of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) starting with the year ending December 31, 2012, but allowing for early adoption. OMA’s Board of Directors approved early adoption of IFRS for the year ending December 31, 2011.

The financial statements for the year ended December 31, 2010 are the last statements that were prepared in accordance with MFRS. The third consolidated financial statements prepared under IFRS will be those for the year ending December 31, 2011, and consider January 1, 2010 as the start date for the transition to IFRS. As a result, the accounting policies and the valuation methods used by the Company in the preparation of the intermediate financial information differ from those used in the preparation of the financial information for the year ended December 31, 2010. The results reported in the financial statements for September 30, 2010 and for the nine months ended September 30, 2010 apply the transition rules for numbers previously reported under MFRS. These financial statements have been reformulated for comparative effects under IFRS with effect from the transition date.

Financial statements and other information are presented in accordance with IFRS and their Interpretations. These standards differ in certain significant respects from Mexican Financial Reporting Standards and U.S. GAAP.

The early adoption is intended to meet international requirements in terms of disclosure and transparency of financial information, as well as to aid investors in their evaluation and comparisons with other companies in the same sector, in order to facilitate making investment decisions in the Company.

Following is a description of the changes in the principal accounting policies resulting from the adoption of IFRS:

Adoption of IFRS.  The financial statements for the year ended December 31, 2010 were the last to be prepared in accordance with MFRS.  Effective January 1, 2011, the Company suspended the application of MFRS as the result of the early adoption of IFRS. For comparative purposes, the Company has reformulated the financial statements for 2010 under IFRS. The following table shows the principal income statement and balance sheet effects for 3Q10 and 9M10 as the result of the adoption of IFRS.

The principal changes in accounting policies and their effects on the balance sheet and income statement are as follows.

Investment in Airport Concessions:

Effects of inflation: In accordance with IFRS, the effects of inflation are recognized when accumulated inflation during the prior three years reaches or exceeds 100%. Given that the Mexican environment ceased being hyperinflationary since 1999, the effects of inflation registered through 2007 are cancelled, except for the valuation of certain plant, machinery and equipment accounts that use the assumed cost exception contemplated in IFRS 1.

Amortization of the concession: In accordance with IFRS, the amortization of the concession is based on the term of the concession, which is 50 years. In accordance with MFRS, the amortization of the concession is based on the estimated useful life of the various components that make up the investment in the airport concessions.

Maintenance expenses: In accordance with IFRS, maintenance costs in airports that are approved as part of the Master Development Plan are charged as expenses during the reporting period. In accordance with MFRS, such costs are capitalized as part of assets in the period the outflow is made.

Income taxes: The Company recalculated its deferred taxes under IFRS based on adjusted values for assets and liabilities that require modifications based on the adoption of the new standards.

Employee benefits: Under IFRS, the provision for employee severance is only recorded when it generates the payment obligation or when there are formal retirement plans.

Employee bonuses: Incentives based on earnings are recognized in the period that the employee provided services when the company has a legal or constructive obligation and can estimate the amount of such bonuses. Under MFRS, these amounts were charged against results when they were paid.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

■	Website: http://www.oma.aero

■	Twitter: http://twitter.com/OMAeropuertos

■	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: October 25, 2011